Exhibit 99.138

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Registration Statement on Form 40-F of VERSES AI Inc. of our report dated July 2, 2024, relating to the consolidated financial statements of VERSES AI Inc for the years ended March 31, 2024 and 2023 which appears in Exhibit 99.112 of this Registration Statement, and of our report dated June 29, 2023, relating to the consolidated financial statements of VERSES AI Inc for the year ended March 31, 2023 which appears in Exhibit 99.31 of this Registration Statement.

/s/ Smythe LLP

Smythe LLP
Vancouver, British Columbia
September 19, 2024